

Mail Stop 4631

April 26, 2017

<u>Via E-mail</u>
Mr. Graeme David Pitkethly
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

      RE: **Unilever N.V.**
                Form 20-F for the Year Ended December 31, 2016
                Filed February 28, 2017
                Form 6-K
                Filed January 26, 2017
                File No. 1-4547

                Unilever PLC
                Form 20-F for the Year Ended December 31, 2016
                Filed February 28, 2017
                Form 6-K
                Filed January 26, 2017
                File No. 1-4546

Dear Mr. Pitkethly:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Note 19. Provisions and Note 20. Commitments and Contingent Liabilities, page 124

1. We note that you have recorded provisions as well as disclose additional contingent liabilities related to disputed indirect taxes, which appear to be primarily related to Brazil.

Please provide additional clarifying disclosures to better show the link between the recorded provisions and contingent liability matters disclosed pursuant to IAS 37.88. For example, it is not clear if the provisions recorded relate to the same contingent liability matters disclosed on page 126 or if they are in addition to these matters.

2. Please clarify in your disclosures your best estimate of the expected financial effect for each class of contingent liabilities pursuant to IAS 37.86. We note that your current disclosures specifically related to the two Brazil tax contingent liability matters appear to only include amounts related to actual tax assessed whereas the best estimate amounts disclosed related to all of your contingent liabilities appear to include both the amounts of tax assessed as well as the estimated amounts related to unassessed years. In this regard, it is not clear how much of your total best estimate is related to these tax matters.

Form 6-K Filed January 26, 2017

3. We note that page 3 of the Form F-3ASR filed on September 30, 2014 indicates that the registration statement incorporates by reference any future filings made under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as well as any Forms 6-K furnished until the offering is completed. In this regard, it would appear that the guidance of Item 10(e) of Regulation S-K would apply to your presentation of non-GAAP measures in your Form 6-K. We note the headlines to your earnings release appear to give more prominence to non-GAAP measures. Please revise your disclosures as appropriate pursuant to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn McHale, Staff Attorney, at (202) 551-3464 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction